UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Condensed Consolidated Interim Financial Statements for the Six Months Ended June 30, 2012 and June 30, 2011
99.2	Management’s Discussion and Analysis for Quarter Ended June 30, 2012
99.3	Form 52-109F2, CEO Certification of Interim Filings, Full Certificate
99.4	Form 52-109F2, CFO Certification of Interim Filings, Full Certificate
99.5	News Release Dated August 3, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: August 3, 2012

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel